UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-16681

THE ALAGASCO EMPLOYEE SAVINGS PLAN
2101 6th Avenue North
Birmingham, Alabama 35203
(Full title of the plan and the address of the plan, if different from issuer below)

THE LACLEDE GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

700 Market Street
St. Louis, Missouri 63101
(Address of the plan and address of issuer’s principal executive offices)

THE ALAGASCO EMPLOYEE SAVINGS PLAN

Employer Identification Number: 63-0022000
Plan Number: 004

Financial Statements as of
and for the Period Ended
December 31, 2014,
Supplemental Schedule
as of December 31, 2014
and Report of Independent
Registered Public Accounting Firm

THE ALAGASCO EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

401(k) Investment Review Committee
The Alagasco Employee Savings Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of The Alagasco Employee Savings Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the period from September 1, 2014 (inception of the Plan) through December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Alagasco Employee Savings Plan as of December 31, 2014, and the changes in its net assets available for benefits for the period then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of The Alagasco Employee Savings Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.
St. Louis, Missouri
July 1, 2015

THE ALAGASCO EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014

INVESTMENTS, AT FAIR VALUE	$215,226,971

NOTES RECEIVABLE FROM PARTICIPANTS	4,299,577

CONTRIBUTIONS RECEIVABLE:
Employee Contributions	194,905
Employer Contributions	182,869
Total Contributions Receivable	377,774

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	219,904,322

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COMMON COLLECTIVE TRUST FUND RELATING TO FULLY BENEFIT-RESPONSIVE CONTRACTS	(29,234)

NET ASSETS AVAILABLE FOR BENEFITS	$219,875,088

See notes to financial statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
PERIOD ENDED DECEMBER 31, 2014

ADDITIONS:
Contributions:
Employee	$1,449,554
Rollover	215
Employer	1,382,728
Total Contributions	2,832,497

Investment Income (Loss):
Net depreciation in fair value of investments	(3,860,762)
Interest and dividends	1,430,531
Total Investment Income	(2,430,231)

Interest income on notes receivable from participants	49,738

Net transfers from other plans	220,566,783

TOTAL ADDITIONS	221,018,787

DEDUCTIONS:
Distributions to participants	1,143,280

Administrative fees	419

TOTAL DEDUCTIONS	1,143,699

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	219,875,088

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of period	—

End of period	$219,875,088

See notes to financial statements.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2014

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements of The Alagasco Employee Savings Plan (the "Plan”) have been prepared on the accrual basis and in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Fair Value of Plan Assets – Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. GAAP establishes a hierarchy of inputs used to measure fair value:
Level 1 Quoted prices in active markets for identical assets or liabilities.
Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
A description of the valuation methodologies used for assets measured fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy is included in Note 3.
Investment Valuation and Income Recognition – The Plan's investments are stated at fair value. The Plan's 401(k) Investment Review Committee determines the Plan's valuation policies utilizing information provided by the investment advisers and trustee. See Note 3 for discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains (losses) and the unrealized appreciation and (depreciation) of those investments.
Use of Estimates – The preparation of financial statements in conformity with GAAP requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
The investment funds consist of various securities including mutual funds, common and collective trusts and company stock in Energen (predecessor sponsor) and The Laclede Group, Inc., the parent company of Alabama Gas Corporation (sponsor). Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.
Administrative Expenses – Certain expenses of maintaining the Plan are paid by Alabama Gas Corporation and are excluded from these financial statements. Fees related to the administration of notes receivable, purchases of the Laclede Group, Inc. stock and investment advisory fees are charged directly to the participant's account and are included in administrative expenses.
Payment of Benefits – Benefits are recorded when paid. There were no distributions payable to Plan participants as of December 31, 2014.

2.	INFORMATION REGARDING THE PLAN
The following description pertains to the Plan as in effect during the period ended December 31, 2014 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan document, the Plan document governs.
General - The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code ("IRC") as a profit sharing plan which provides a “cash or deferred arrangement” permitted under Section 401(k) of the IRC, together with certain employer contributions. In connection with the sale by Energen Corporation, and the purchase by The Laclede Group, Inc. ("Laclede"), of all issued and outstanding shares of common stock of Alabama Gas Corporation (the "Company") pursuant to the Stock Purchase Agreement ("SPA") dated as of April 5, 2014, by and among Energen Corporation, Laclede and the Company, the Company established the Plan, retroactively effective as of January 1, 2014, except as otherwise set forth herein, contingent on the closing of such sale and purchase, to be the recipient plan of assets and liabilities transferred from the Energen Corporation Employee Savings Plan ("Energen Plan") in a manner intended to comply with Section 414(l) of the IRC and Treasury regulations thereunder. When the sale completed August 31, 2014, the net transfer from the Energen Plan was $220,566,783.
The Plan is intended to include the common stock of Energen Corporation as an investment under the Plan for 24 months following the date of transfer of such stock from the Energen Plan, as required by the SPA, or if shorter, until such time as the stock ceases to be readily tradable on an established securities market or the Plan trustee or the Alabama Gas Corporation Benefits Committee ("Committee") determines for any reason that it would not be prudent to continue to hold the stock as an investment under the Plan.
The Plan is a defined contribution plan which covers substantially all employees of the Company, provided they meet the prescribed eligibility requirements. Assets of the Plan are maintained in trust with Fidelity Management Trust Company ("Trustee"). The Committee is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility – To be eligible to participate in the Plan, an employee must complete three months of service as defined in the plan document. The Trustee performs the enrollment function and eligible employees are auto-enrolled in the Plan with a contribution rate of 6% of compensation. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.
Contributions – Contributions to the Plan may consist of employee pre-tax and/or Roth elective contributions, employer matching contributions, Employer Supplemental Contributions and rollover contributions. The employer matching contributions and Employer Supplemental Contributions are invested according to the employee's elective investment allocations. Rollover contributions are invested based on a separate election by the employee.
Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee's compensation (limited to the first $260,000 of the employee's compensation for the year ended December 31, 2014), not to exceed 30% thereof and not less than 2% thereof, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (rollover). Employer matching contributions are currently 50% of each employee's elective contribution, not to exceed 6% of the employee's compensation. The Company has the discretion to increase or decrease the employer matching contribution percentage.
The Company makes Employer Supplemental Contributions designed to provide eligible Plan participants with another source of retirement income, even if they are not making elective contributions to the Plan. The amount of Employer Supplemental Contributions is equal to a percentage of pay (ranging from 3% to 7%) based on employee age.
The Plan is designed to take advantage of "safe harbor" rules under the IRC. For participants of the Plan, the Company will contribute a safe harbor contribution equal to 3% of the employee's pay for the Plan year, regardless of any employee elective contributions that are made. This safe harbor contribution will be made to the Employer Supplemental Contribution Account of the Plan.
Investment Options – The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. A minimum of 1% of the employee's contribution must be directed into each fund selected.

Notes Receivable from Participants – Participants may borrow against their individual account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance over the last twelve months, if any, or 50% of their vested account balance, as defined in the Plan document. Loan transactions are treated as transfers between the investment fund and notes receivable from participants. These loans are carried at the unpaid principal balance plus accrued interest and are recorded as notes receivable from participants in the statement of net assets available for benefits. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on loans outstanding ranged from 4.25% to 9.5% at December 31, 2014.
Participant Accounts – An account is maintained for each participant in the Plan. The accounts are each credited with the employee's pre-tax and/or Roth and rollover contributions, the allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals and allocated expenses are subtracted from the account balances.
Payment of Benefits – A participant who has separated from service may elect to receive a lump-sum distribution equal to the vested balance or may leave it in the Plan if the vested amount is $5,000 or more.
Vesting – Participant and Company matching contributions are immediately 100% vested.

3.	INVESTMENTS
The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2014:

Energen Corporation Common Stock (1,017,359.064 shares)	$64,866,814

BlackRock Equity Index Fund T, Common/collective trust (352,676.515 units)	26,971,148

BlackRock Russell 1000 Value Index Fund T, Common/collective trust (936,469.922 units)	24,751,556

BlackRock Russell 2000 Index Fund T, Common/collective trust (471,258.039 units)	14,803,299

T. Rowe Price Blue Chip Growth Fund, Mutual Fund (177,137.692 shares)	11,916,052

BlackRock Money Market Fund W, Common/collective trust (11,573,332.880 units)	11,573,333

BlackRock ACWI ex-US Index Fund, Common/collective trust (1,233,720.627 units)	11,048,708

During the period ended December 31, 2014, the Plan's investments appreciated (depreciated) as follows (including gains and losses on investments bought, sold, or held during the period):

American Funds EuroPacific Growth Fund - Class R5	$(104,088)
BlackRock ACWI ex-US Index Fund	(375,189)
BlackRock Equity Index Fund T	682,030
BlackRock Russell 1000 Value Index Fund T	(18,705)
BlackRock Russell 2000 Index Fund T	485,462
BlackRock U.S. Debt Index W	109,733
Delaware Small Cap Value Fund Institutional Class	(79,162)
Energen Corporation Common Stock	(4,008,707)
JP Morgan Small Cap Growth Fund - Class A	(69,713)
The Laclede Group, Inc. Common Stock	13,539
PIF Diversified Real Asset I	(242,368)
T. Rowe Price Blue Chip Growth Fund	(425,909)
T. Rowe Price Equity Income Fund	460,237
Vanguard Target Retirement 2010 Fund	(8,186)
Vanguard Target Retirement 2015 Fund	(29,350)
Vanguard Target Retirement 2020 Fund	(40,413)
Vanguard Target Retirement 2025 Fund	(69,852)
Vanguard Target Retirement 2030 Fund	(37,719)
Vanguard Target Retirement 2035 Fund	(36,173)
Vanguard Target Retirement 2040 Fund	(28,083)
Vanguard Target Retirement 2045 Fund	(25,186)
Vanguard Target Retirement 2050 Fund	(15,340)
Vanguard Target Retirement 2055 Fund	(957)
Vanguard Target Retirement 2060 Fund	29
Vanguard Target Retirement Income Fund	(1,564)
Wells Fargo Stable Return Fund - Class C	4,872
Net depreciation in fair value of investments	$(3,860,762)

The Plan holds investments in a stable value fund (Wells Fargo Stable Return Fund - Class C), which consists of debt and equity securities wrapped by fully benefit-responsive investment contracts. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments. The fully benefit-responsive investment contracts are issued by banks and insurance companies and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated underlying investments. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $2,088,113 as of December 31, 2014. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 1.40% at December 31, 2014. The average crediting interest rate was 1.64% at December 31, 2014. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting. Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. The Plan is required to present in the Statement of Net Assets Available for Benefits the fair value of fully benefit-responsive investment contracts plus an adjustment of the fair value to contract value.
Recurring Measurements - A summary of the inputs used in the fair value measurements as of December 31, 2014 involving the Plan's assets carried at fair value, is as follows:
The Laclede Group, Inc. Common Stock - Valued at the closing price reported on the active market on which The Laclede Group, Inc. stock is traded.
Energen Corporation Common Stock - Valued at the closing price reported on the active market on which Energen Corporation Common Stock is traded.
Mutual Funds - Valued at the closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common/Collective Trusts - Valued at the net asset value ("NAV") of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding.
Money Market Fund - Valued based on amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents the fair value measurements of assets recognized in the accompanying Statement of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014.

		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Target Date	$21,527,445	$21,527,445	$—	$—
Growth	14,194,210	14,194,210	—	—
Income	338,805	338,805	—	—
International	2,941,628	2,941,628	—	—
Value	2,199,462	2,199,462	—	—
Conservative Allocation	7,358,144	7,358,144	—	—
Common/collective trusts:
Index	76,756,938	—	76,756,938	—
Money Market	11,573,333	—	11,573,333	—
International	11,048,708	—	11,048,708	—
Stable Return Fund	2,117,347	—	2,117,347	—
Energen Corporation Common Stock	64,866,814	64,866,814	—	—
The Laclede Group, Inc. Common Stock	304,137	304,137	—	—
Total	$215,226,971	$113,730,645	$101,496,326	$—

4.	TAX STATUS
The Plan has not obtained or requested a determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5.	PLAN TERMINATION
The Company retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Company, reduce a participant's benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Company may either (1) continue the trust fund either through the existing trust agreement or through successor media or (2) terminate the trust fund, pay all expenses, and direct the payments of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Company. Any asset not required to be distributed to participants will be returned to the Company.

6.	RELATED PARTIES
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. At December 31, 2014, the Plan held 5,716.853 shares of common stock of The Laclede Group, Inc., the parent company of the sponsoring employer, with a market basis of $304,137. During the period ended December 31, 2014, the Plan received no dividend income. These transactions qualify as party-in-interest transactions.

THE ALAGASCO EMPLOYEE SAVINGS PLAN
EIN 63-0022000, Plan 004
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Form 5500, Schedule H, Line 4i)
DECEMBER 31, 2014

	Identity of issue, borrower, lessor or similar party	Description of investment	Current Value

	American Funds EuroPacific Growth Fund - Class R5	Mutual fund (62,534.605 shares)	$2,941,628
	BlackRock ACWI ex-US Index Fund	Common/collective trust (1,233,720.627 units)	11,048,708
	BlackRock Equity Index Fund T	Common/collective trust (352,676.515 units)	26,971,148
	BlackRock Money Market Fund W	Common/collective trust (11,573,332.880 units)	11,573,333
	BlackRock Russell 1000 Value Index Fund T	Common/collective trust (936,469.922 units)	24,751,556
	BlackRock Russell 2000 Index Fund T	Common/collective trust (471,258.039 units)	14,803,299
	BlackRock U.S. Debt Index W	Common/collective trust (505,809.508 units)	10,230,935
	Delaware Small Cap Value Fund Institutional Class	Mutual fund (39,953.901 shares)	2,199,462
	Energen Corporation Common Stock	Common stock (1,017,359.064 shares)	64,866,814
	JP Morgan Small Cap Growth Fund - Class A	Mutual fund (172,196.334 shares)	2,278,158
*	The Laclede Group, Inc Common Stock	Common stock (5,716.853 shares)	304,137
	PIF Diversified Real Asset I	Mutual fund (609,622.562 shares)	7,358,144
	T. Rowe Price Blue Chip Growth Fund	Mutual fund (177,137.692 shares)	11,916,052
	Vanguard Target Retirement 2010 Fund	Mutual fund (12,828.193 shares)	337,638
	Vanguard Target Retirement 2015 Fund	Mutual fund (84,619.874 shares)	1,293,838
	Vanguard Target Retirement 2020 Fund	Mutual fund (123,011.700 shares)	3,500,913
	Vanguard Target Retirement 2025 Fund	Mutual fund (329,681.719 shares)	5,449,639
	Vanguard Target Retirement 2030 Fund	Mutual fund (100,786.453 shares)	2,926,839
	Vanguard Target Retirement 2035 Fund	Mutual fund (150,427.381 shares)	2,683,624
	Vanguard Target Retirement 2040 Fund	Mutual fund (73,483.085 shares)	2,186,857
	Vanguard Target Retirement 2045 Fund	Mutual fund (98,627.413 shares)	1,839,401
	Vanguard Target Retirement 2050 Fund	Mutual fund (39,577.041 shares)	1,172,272
	Vanguard Target Retirement 2055 Fund	Mutual fund (3,206.107 shares)	102,531
	Vanguard Target Retirement 2060 Fund	Mutual fund (1,201.879 shares)	33,893
	Vanguard Target Retirement Income Fund	Mutual fund (26,243.630 shares)	338,805
	Wells Fargo Stable Return Fund - Class C	Common/collective trust (41,463.737 shares)	2,117,347
			$215,226,971

*	Notes receivable from participants	Loans due at various dates through 2029,	4,299,577
		with interest rates ranging from 4.25% to 9.50%
			$219,526,548

	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Alagasco Employee Savings Plan

Date:	July 1, 2015	By:	/s/ Gerard J. Gorla
Gerard J. Gorla
VP, Mergers & Acquisitions Integration, Strategy Execution & Continuous Improvement

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of BKD, LLP, Independent Registered Public Accounting Firm